Stephen T. Burdumy

215-988-2880 Direct

215-988-2757 Fax

stephen.burdumy@dbr.com

May 29, 2012

VIA EDGAR; FEDEX AND EMAIL

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Globus Medical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-180426

Dear Mr. Mancuso:

On behalf of Globus Medical, Inc., a Delaware corporation (the “Company”), enclosed for your review is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 for the initial public offering of the Company’s Class A common stock, $0.001 par value per share, which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2012 and amended by Amendment No. 1 on May 8, 2012 (as amended, the “Registration Statement”). An electronic version of Amendment No. 2 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

Amendment No. 2 reflects the Company’s responses to the comments of the staff (the “Staff”) set forth in your letter dated May 23, 2012 (the “Comment Letter”). For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in bold before the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 2. Page references in the text of this letter correspond to pages and captions in Amendment No. 2.

Prospectus Summary, page 1

1.	We note your response to prior comment 2. Your summary should present a balanced view of your business. Given your emphasis on your “product development engine” throughout your summary, it is unclear how you determined that the extent of your reliance on three specific products should not be highlighted in your summary. Please revise your disclosure, or provide us with additional analysis explaining why such disclosure is not necessary.

Russell Mancuso United States Securities and Exchange Commission Page 2

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to disclose the extent of its reliance on three specific products.

Our Competitive Strengths, page 3

2.	To the extent it is appropriate to highlight your claims regarding your “unique and highly efficient” product development process in your summary, please revise your disclosure in each case to clarify that these claims are based on your beliefs, rather than on independent, objective support, as indicated in your response to prior comment 4. In this regard, we note the italicized portions of the third bullet-point under this caption and the first full bullet-point on page 4.

Response:

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 3 and 4, as well as disclosure on pages 87 and 88, to delete the phrase “unique and highly efficient.”

Implications of Being an Emerging Growth Company, page 5

3.	We note your revisions in response to prior comment 1. Please revise the disclosure in the last bullet-point on page 5 to be consistent with your disclosure on page 47 that indicates you have made an election.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 to indicate that the Company has elected to use an extended transition period for complying with new or revised accounting standards.

Supplier, page 126

4.	Please expand your response to prior comment 32 to explain how you determined that your agreement with the supplier discussed here is not required to be filed by Regulation S-K Item 601(b)(10)(ii)(A), or file the agreement as an exhibit.

Russell Mancuso United States Securities and Exchange Commission Page 3

Response:

As the Company advised the Staff in its May 8, 2012 response to the Staff’s prior comment 32, the Company believes that the supplier quality agreement with the supplier referred to on page 127 is not material to investors and is not a “material contract” required to be filed by Item 601 of Regulation S-K.

The Company respectfully advises the Staff that the parties to the referenced supplier quality agreement are the Company and the third-party supplier. No director, officer, promoter, voting trustee, security holder named in the Registration Statement, or underwriter is a party to the supplier quality agreement, and as such, Regulation S-K Item 601(b)(10)(ii)(A) does not require that the agreement be filed as an exhibit.

Further, as noted in the Company’s response to the Staff’s prior comment 32, the supplier quality agreement does not include any commercial terms or create any material rights or obligations of either party. In fact, the agreement, which is consistent with those supplier agreements the Company has with its other suppliers, simply sets forth a framework, including quality and delivery requirements, for possible purchases by the Company. The supplier quality agreement does not establish pricing or other material terms, and it does not obligate the Company to purchase a particular quantity of products from the third-party supplier or obligate the third-party supplier to supply a particular quantity of products to the Company. Purchases by the Company are made from time to time by the Company pursuant to purchase orders, when the third-party supplier accepts the purchase order from the Company. These arrangements are done in the ordinary course of business and are entirely consistent with arrangements that the Company has with its other suppliers.

Regulation S-K Item 601(b)(10)(ii)(B) provides that a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to … purchase the major part of the registrant’s requirements of goods, services or raw materials” is a “material contract.” Although the Company has purchased products from the third-party supplier under purchase orders, the Company’s business is not substantially dependent on the supplier quality agreement, as there are no purchase or supply requirements at all in the contract.

As disclosed in the Registration Statement, the Company’s products are manufactured through a network of over 100 third-party suppliers. The Company has readily available to it alternative sources of supply for each of its products and further believes it carries sufficient inventory on hand to avoid any disruptions or delays in sales should any third-party supplier cease supplying the Company with a product, including the supplier in question. Furthermore, for the products that the Company purchases from this particular supplier for use in its most significant products, the REVERE 5.5 Titanium Degen System, COALITION and CALIBER, it also currently purchases those products from a secondary source to ensure a constant supply. As a result of this multi-sourcing, combined with its available inventory on hand, the Company believes that it could transition its supplier arrangements and start using new additional suppliers without disruptions or delays in sales if this third-party supplier ceased supplying the Company with these products. Accordingly, the Company believes that ceasing to do business with this particular third-party supplier would not materially adversely affect its business.

Russell Mancuso United States Securities and Exchange Commission Page 4

Accordingly, the Company believes that the supplier quality agreement with the third-party supplier does not constitute a “material contract” within the definition of Regulation S-K and is not required to be filed as an exhibit.

Financial Statements, page F-1

5.	We note that you plan to effect a reverse stock split of your outstanding common stock immediately prior to the closing of the offering. Please tell us how you considered SAB Topic 4.C.

Response:

In response to the Staff’s comment, the Company confirms that, when the ratio for the reverse stock split is determined, the Company will revise the Registration Statement to give it retroactive effect in the balance sheet. The Company also confirms that an appropriately cross-referenced note will disclose the retroactive treatment, explain the change made and state the date the change became effective.

The Company will supply supplemental information to the Staff concerning the reverse stock split and proposed price range for the offering as soon as those items are determined.

Note 13. Variable Interest Entities, page F-28

6.	Please tell us about your analysis underlying your initial determination to consolidate the VIE in 2009 and your subsequent analysis to de-consolidate the VIE after 2009.

Response:

The Company respectfully advises the Staff that the initial determination to consolidate the supplier referred to on page F-28 was made in 2005. The supplier was initially capitalized with a $2.0 million loan from the Company in 2005. The loan represented a financial interest in the supplier which exposed the Company to the risks and rewards of the VIE. At that point in time, significant capital had not been contributed by the initial shareholders of the supplier and the total equity investment in the supplier prior to the loan was insufficient to permit the supplier to finance its activities without the financial support of other parties. As a result, the supplier was a VIE and the Company was its primary beneficiary, because the Company was the only entity that provided financing to the VIE and had capital at risk and thus, would absorb the majority of the losses of the VIE. Accordingly, the VIE was consolidated under the predecessor to the current guidance under ASC 810, originally promulgated in FIN 46(R).

In February 2008, the supplier repaid the $2.0 million loan to the Company. The supplier’s repayment of the loan made by the Company eliminated any explicit variable interest in the entity as the Company no longer held a direct financial interest in the VIE and the Company’s supply contracts with the VIE were short term arrangements at market prices that did not obligate a specific volume of purchases. However, after the repayment of the loan the Company believed that it still held an implicit variable interest in the VIE due to the Company’s CEO holding ownership and significant voting control of both the Company and the VIE and due to there being no significant outside investor capital at risk in the supplier. The Company could not demonstrate at the time that it would not protect its CEO and controlling stockholder from declines in the value of his ownership interest in the supplier. Accordingly, the Company continued to consolidate the VIE in 2008. This is consistent with guidance originally promulgated in FSP FIN 46R-5.

In December 2009, an outside investor purchased $2.0 million of the supplier’s common stock. This stock represented the most subordinated class of equity in the supplier, absorbing first losses. The outside investor was not an officer, director or employee of the Company and therefore, had no direct or indirect involvement with the Company’s governance. Additionally, the outside investor was not a related party of the Company, the CEO or the Company’s management group. The investment by the outside investor provided outside capital at risk, which further distinguished the operations of the Company and the supplier, and by this point, the supplier was operating profitably as a distinct and separate entity from the Company. Further, the outside investment reduced the CEO’s voting interest in the supplier to a minority stake.

The Company concluded that the implicit variable interest was eliminated upon the contribution of significant risk capital by the outside investor in December 2009. As a result of the outside investment, there was significant subordinated capital in the entity that absorbs losses first. Further, ongoing sales of equity by both entities had diluted the CEO’s interest to a noncontrolling interest in the supplier, and transactions between the Company and the supplier were also subject to oversight by governance provisions to prevent self-dealing. These governance provisions are described further below. The Company also notes that in 2009 the supplier ceased occupying shared space and services with the Company, establishing an independent geographical location. The only relationship between the Company and supplier as of the deconsolidation date is in a vendor/customer capacity whereby the Company purchases components on a purchase order by purchase order basis.

Russell Mancuso United States Securities and Exchange Commission Page 5

As a result of the factors described, the Company believes any implicit variable interest in the VIE was eliminated with the infusion of outside capital in December 2009. While the determination of when an implicit variable interest is extinguished necessarily requires judgment, the Company believes it would be inappropriate to continue to consolidate an entity that is independently funded and outside the implicit or explicit control of the Company. From a technical accounting standpoint, without a non-equity variable interest to implicitly protect the equity holders, the entity qualifies as a voting interest entity and the Company has no economic interest in the entity. Therefore the entity was deconsolidated in December 2009. There have been no changes since December 2009 that would indicate that the Company has a variable interest in the supplier, that the Company has power or control over the supplier, or that the entity should be considered a VIE.

As it relates to governance and oversight, the Company’s Investor Rights Agreement, dated July 23, 2007 and amended on January 14, 2009, requires prior approval of the majority of the board of directors for any action that results in the consummation of any transaction with any of the Company’s officers, directors, stockholders, employees or affiliates, or any family member or any affiliate of the foregoing. Additionally, the Company follows purchasing policies and procedures for all vendors that require a close bid process (generally a minimum of five vendors) for the procurement of all inventories. Once quotes are received from all vendors, the purchasing department analyzes all of the vendors and quotes for the quality of the products previously ordered from the vendor, impact on projects the vendor is currently servicing for the Company, trends in the on-time delivery of products, and pricing. The Company has no long-term supply agreements or commitments with the supplier in question and the Company can cease using the VIE for a specific project, or altogether, with no penalties. The Company’s CEO and management group do not participate in purchasing decisions, and the Company believes these controls ensure all transactions with the supplier are made on an arm’s-length basis.

While the Company does not have a variable interest in the supplier or control its decision-making, because of the shareholdings in the supplier by the Company’s CEO and others, it believes it is important to disclose transactions between the two entities in a clear and transparent manner. Those disclosures are included in note 16 to the Company’s consolidated financial statements and the section of the Registration Statement labeled “Certain Relationships and Related-Party Transactions.”

Russell Mancuso United States Securities and Exchange Commission Page 6

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (215) 988-2880, or in the alternative, Beth Diffley, at (215) 988-2607.

Sincerely,

/s/ Stephen T. Burdumy
Stephen T. Burdumy

cc:	Anthony L. Williams, Globus Medical, Inc.
Richard A. Baron, Globus Medical, Inc.
David C. Paul, Globus Medical, Inc.
Robert C. Juelke, Drinker Biddle & Reath LLP
Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP
Marc D. Jaffe, Latham & Watkins LLP